Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

December 2016

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 8, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 8, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Press Release 1 The Hague – December 8, 2016

Aegon accelerates execution of strategy and increases expense savings

Aegon provides update on plans to strengthen position in attractive US market

At Aegon’s Analyst and Investor Conference hosted in New York, CEO Alex Wynaendts and Aegon’s US management team will today: reaffirm the company’s 2018 financial targets; detail additional management actions to accelerate the restructuring of its US business; and demonstrate how Aegon is strongly positioned to achieve growth.

“Today, we are announcing a number of comprehensive measures in order to further reduce expenses in our US business and improve our operational performance,” said Alex Wynaendts. “We will continue to build on our strong franchises, which have a significant presence in some of the world’s largest insurance and retirement markets. This gives me confidence in our ability to achieve our objectives of growing our business profitably, reducing expenses, and returning capital to shareholders.”

Reaffirming 2018 group financial targets

•	Return on equity of 10% through organic growth, expense savings and capital return

•	EUR 2.1 billion capital return to shareholders in 2016-2018

•	Expense reduction program significantly increased to EUR 350 million

Aegon is on track to reach its financial targets for 2018, as additional expense savings are implemented to offset the effects of lower than anticipated interest rates, regulatory changes and lower profitability of sales. The company now aims to reduce its annual operating expenses by EUR 350 million by year-end 2018, up from its original target of EUR 200 million. This will enable the company to reach the 10% RoE target in 2018. Restructuring charges associated with the expense savings target are expected to amount to EUR 20 million in the fourth quarter of 2016.

During 2016, Aegon has returned EUR 950 million to shareholders of the targeted EUR 2.1 billion of capital over the 2016-2018 period. Aegon aims to return the remainder through growing dividends supported by Aegon’s solid capital position and capital generation in its businesses.

New management actions announced today to accelerate restructuring in the US

•	Doubling of the 2018 expense savings target to USD 300 million

•	Further net reduction of over 500 positions

•	First phase of location strategy implemented – closing 3 offices

•	Strategic decision to exit the Affinity, Direct TV and Direct Mail channels

•	Invest in capabilities to create a differentiated digital offering

The original USD 150 million expense savings plan will be completed in 2017, one year ahead of schedule, and the expense savings target to be achieved by year-end 2018 has now been doubled to USD 300 million. These additional savings will be realized through, among other measures, further reduction of positions, closure of locations, a more efficient use of technology and outsourcing capabilities.

Press Release 2 The Hague – December 8, 2016

Aegon has also decided to exit the Affinity, Direct TV and Direct Mail channels, which are part of its Accident & Health line of business in the United States. After reviewing these businesses, Aegon decided that these no longer fit with its strategic objectives. As a result, USD 100 million of capital will be released over the next three years, while underlying earnings before tax will be reduced by approximately USD 25 million per annum.

Strong strategic positioning to support growth

Aegon’s US operations are well positioned across a number of key business lines to capture the significant opportunities it sees in the sizable US market. It has a diversified and growing profit pool in the growing retirement market, as well as leading protection and accident & health franchises. The Transamerica brand is differentiated and has strong customer resonance, which management is looking to build upon to develop a truly customer-centric model. The key focus of the US management team to date has been to transform Aegon’s US operations from a business lines orientation into one, functionally-organized business. The aim is to better meet customers’ needs and create a consistent, positive experience for customers, business partners and employees.

The US management team will today highlight how it is executing the accelerated five part plan to transform the customer experience to facilitate growth in the target markets of wealth- and health-related products and solutions. In addition, management will detail how the company is leveraging its integrated worksite strategy and market leading capabilities in key retirement markets as a provider of over 40,000 institutional retirement plans, and turn these into 5 million retail customer relationships over time. Finally, management will also outline its plans to deliver an innovative, digital front-end for retirement plans and employee benefits to obtain one view of the customer and enable the company to provide relevant and timely information, guidance and advice to customers.

Additional information

The Analyst & Investor Conference presentations will be published at 7.00 am EST / 1.00 pm CET on www.aegon.com.The conference will commence at 8.30 am EST / 14.30 pm CET and will be live streamed, also on the corporate website. A replay of the webcast will be available later today.

Press Release 3 The Hague – December 8, 2016

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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Press Release 4 The Hague – December 8, 2016

Disclaimer

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	Consequences of the anticipated exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

•	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.